EXHIBIT 99.10

Press Release

Myanmar: Shareholders of Moattama Gas Transportation Company Limited vote to suspend all cash distributions

Paris, May 26, 2021 – In light of the unstable context in Myanmar, following a joint proposal by Total and Chevron at the occasion of a shareholders’ meeting  of MGTC (Moattama Gas Transportation Company Limited) held on 12th May 2021, cash distributions to the shareholders of the company have been suspended.

The decision to suspend is effective from 1st April 2021 and all cash distributions by MGTC to its shareholders (Total (31.24%), Chevron (28.26%), PTTEP (25.5%) and MOGE (15%)) are suspended.

MGTC gas transportation system carries the gas produced from the Yadana field operated by Total Exploration & Production Myanmar to the Myanmar/Thailand border over a distance of 400 kilometers.

Total continues to act as a responsible operator of the Yadana field, maintaining the production of gas in accordance with applicable laws, so as not to disrupt the electricity supply that is vital to the local populations of Myanmar and Thailand.

Total condemns the violence and human rights abuses occurring in Myanmar and reaffirms that it will comply with any decision that may be taken by the relevant international and national authorities, including applicable sanctions issued by the EU or the US authorities.

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